Exhibit 99.1

Progressive Waste Solutions Third-Quarter 2012 Supplemental Information

Forward Looking Statements 2 Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the expected synergies resulting from the Waste Services, Inc. acquisition; our ability to further integrate Waste Services, Inc. into Progressive Waste Solutions Ltd. in a timely and cost-effective manner; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.

Q3 2012 Financial Review 3

4 (US$MM) Except per share amounts Q3/11 Q3/12 YoY Q3/11 YTD Q3/12 YTD YoY Canada $203.3 $205.7 1.2% $572.0 $577.8 1.0% U.S. South 190.6 195.7 2.7% 537.9 578.6 7.6% U.S. Northeast 96.6 85.8 (11.2%) 273.0 244.5 (10.4%) Total Revenues $490.5 $487.2 (0.7%) $1,382.9 $1,400.9 1.3% Adjusted Net Income(A) Reported Net Income $35.1 $40.3 $32.1 $32.2 (8.5%) (20.3%) $97.0 $100.1 $85.0 $82.6 (12.3%) (17.4%) Adjusted EPS (diluted) Reported EPS (diluted) $0.29 $0.33 $0.28 $0.28 (3.4%) (15.2%) $0.80 $0.83 $0.73 $0.71 (8.8%) (14.5%) Adjusted Operating Income(A) $72.6 $66.8 (8.0%) $204.9 $184.5 (9.9%) Adjusted EBITDA(A) $141.0 $136.9 (2.9%) $400.7 $385.9 (3.7%) Adjusted EBITDA(A)(1) Excluding One-time items $138.3 $387.3 Adjusted EBITDA(A) margin 28.7% 28.1% (60bps) 29.0% 27.6% (140bps) Free Cash Flow(B) $64.4 $35.6 (44.7%) $203.2 $135.8 (33.1%) Weighted Average Share Count 120.8 115.3 121.1 116.5 Total Actual Outstanding Share Count 115.2 Q3 2012 Financial Highlights (1) Adjusted EBITDA Excluding one-time charges of $1.4 MM related to a tax assessment and end of collection contract retention payments. (A) Please refer to the definition and explanation of (A) on slide 16. (B) Please refer to the definition and explanation of (B) on slide 18.

Revenue Growth

- Q3 reported revenues decreased (0.7%) to $487.2MM QoQ and increased 1.3% to $1,400.9B YoY

Components of Revenue Growth (Decline)	CAN Q3/11**	US Q3/11**	Q3/11 Total Company	Nine Months Ended Q3/11 Total Company	CAN Q3/12**	US Q3/12**	Q3/12 Total Company	Nine Months Ended Q3/12 Total Company
Core Price*	3.0%	0.3%	1.4%	1.6%	2.2%	1.2%	1.6%	1.5%
Fuel Surcharges	1.1%	1.2%	1.1%	1.1%	0.2%	0.2%	0.2%	0.4%
Recycling and Other*	0.5%	0.9%	0.8%	0.6%	(2.4%)	(2.7%)	(2.5%)	(1.8%)
Total Price Growth (Decline)	*4.6%*	*2.4%*	*3.3%*	*3.3%*	-	*(1.3%)*	*(0.7%)*	*0.1%*
Volume	1.2%	0.8	1.0%	0.6%	(2.9%)	(3.3%)	(3.2%)	(1.7%)
Total gross organic revenue growth (Decline)	*5.8%*	*3.2%*	*4.3%*	*3.9%*	*(2.9%)*	*(4.6%)*	*(3.9%)*	*(1.6%)*
Acquisitions	0.3%	9.2%	5.4%	6.2%	5.6%	2.6%	3.9%	3.9%
Total growth excluding FX	*6.1%*	*12.4%*	*9.7%*	*10.1%*	*2.7%*	*(2.0%)*	-	*2.3%*
FX							*(0.7%)*	*(1.0%)*
Total growth including FX							*(0.7%)*	*1.3%*

(*)Prior period amounts have been adjusted to conform to the current period's presentation.
(**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a gross revenue basis. In addition, component percentages for 2011 have been prepared as if Waste Services, Inc.'s results for the nine months ended September 30, 2010 were combined with our own.

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6 Reported Revenue by Segment $US (Millions) $491 Q3/12 Canadian revenue increased 1.2% vs. Q3/11 Q3/12 U.S. South revenue increased 2.7% vs. Q3/11 Q3/12 U.S. Northeast revenue decreased (11.2%) vs. Q2/11 % of Total Revenues Canada U.S. South U.S. Northeast 42.2% 40.2% 17.6% $487 41.5% 38.8% 19.7%

Reported and Gross Revenues Strong Revenue from Canadian and U.S. Operations Total Reported Revenues $487.2 million U.S. Canada $281.5 million $205.7 million (1) Gross Revenue includes intercompany revenue on a consolidated basis and includes the impact of FX. Gross Revenue From Operations(1) 000’s Consolidated $US % of Gross Revenue Commercial 167,223 34.3% Industrial 87,149 17.9% Residential 113,773 23.4% Transfer and Disposal 168,160 34.5% Recycling 15,531 3.2% Other 6,950 1.4% Gross Revenues 558,786 114.7% Intercompany (71,577) (14.7%) Revenues $487,209 100% 7

Q3 2012 Gross Revenues by Service Line(1) (1) Gross Revenue includes intercompany revenue. 000’s Canada ($C) Canada % of Revenue U.S. U.S. % of Revenue Commercial $78,293 38.2% $88,540 31.5% Industrial 37,738 18.4% 49,247 17.5% Residential 40,553 19.8% 73,051 25.9% Transfer and Disposal 65,047 31.8% 102,848 36.5% Recycling 7,538 3.7% 7,949 2.8% Other 6,109 3.0% 815 0.3% Gross Revenues 235,278 114.9% 322,450 114.5% Intercompany (30,511) (14.9%) (40,937) (14.5%) Revenues $204,767 100% $281,513 100% 8

9 Q3 2012 Reported Net Income and EPS (diluted) $32.2 $0.28 Items of note $US(MM) EPS Business Revenue/ Expense Line item Transaction and related costs $0.7 $0.02 Corporate SG&A Fair Value Movements in Stock Options $0.2 $0.01 Corporate SG&A Restricted share expense ($0.1) ($0.01) Corporate SG&A Net gain on financial instruments ($4.0) ($0.12) All Payments made to senior executive on departure $3.0 $0.09 Corporate SG&A Net income tax expense (recovery) $0.2 $0.01 Excluding items of note above Adjusted net income(A) and Adjusted EPS (diluted) $32.1 $0.28 Reconciliation of Reported Net Income and EPS to Adjusted (A) Please refer to the definition and explanation of (A) on slide 16.

10 Q311 Q312 Adjusted EBITDA(A) $141.0 $136.9 $US (MM) $US (MM) Purchase of restricted shares ($4.2) ($0.5) Capital and landfill asset purchases ($46.9) ($74.2) Proceeds from sale of capital assets $1.7 $0.5 Landfill closure/post-closure expenditures ($1.1) ($1.2) Landfill closure/post-closure accretion expense $1.3 $1.3 Interest on long-term debt ($15.3) ($14.7) Non-cash interest expense $1.6 $1.7 Current income tax expense ($13.7) ($14.2) Free cash flow(B) $64.4 $35.6 Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) (A) Please refer to the definition and explanation of (A) on slide 16. (B) Please refer to the definition and explanation of (B) on slide 18.

Long-Term Debt Summary (Facilities at Sep 30/12) At September 30, 2012, total long-term debt stood at $1.47B U.S. Additionally, at September 30, 2012, total long-term debt to adjusted EBITDA(A) ratio prepared on a consolidated basis, assuming FX parity was approximately 2.80x. The ratio is higher than our target threshold due to the timing of acquisitions, growth and infrastructure spending and lower commodity price performance. Cash flow contributions from acquisitions, growth and infrastructure spending will materialize over future periods. Target long-term leverage of between 2.3x and 2.7x Long-Term Debt Facilities (MM) Available Lending Facility Drawn Letters of Credit Available Capacity Ratings Canadian (in C$) Senior Secured Debenture, Series B $58.0 $58.0 _ _ DBRS BBB low September 24, 2012 Revolving Credit Facility $595.0 $449.0 $61.7 $84.3 U.S. (in US$) Revolving Credit Facility $1,253.6 $842.5 $146.7 $264.4 S&P BB+ September 30, 2011 Moody’s Ba2 October 12, 2011 IRBs(1) $194.0 $109.0 _ $85.0 Other Notes $2.4 $2.4 _ _ (1) Variable Rate Demand Solid Waste Disposal Revenue Bonds. (A) Please refer to the definition and explanation of (A) on slide 16. 11

Long-Term Debt Summary (New Facility At Oct 24/12) As at September 30, 2012, total long-term debt stood at $1.47B U.S. Long-Term Debt Facilities (MM) Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured term B facility $500.0 _ $500.0 _ _ Moody’s Ba1 October 1, 2012 S&P BB+ October 3, 2012 Revolving Credit Facility $1,850.0 $750.0 $916.9 (US$) $208.7 (US$) $724.4 (US$) IRBs(1) $194.0 $109.0 _ $85.0 Other Notes $2.4 $2.4 _ _ (1) Variable Rate Demand Solid Waste Disposal Revenue Bonds. (A) Please refer to the definition and explanation of (A) on slide 16. 12

13 FY 2012E Outlook Revenues Approximately $1.88B Adjusted EBITDA(A) $515 MM - $520 MM Amortization as a % of revenue Approximately 14.2% Capital and Landfill Expenditures(1) $240 MM - $250 MM Cash Taxes $48 MM - $50 MM Effective Tax Rate 38% - 39% of Income before tax expense and net loss from equity accounted investee Adjusted Net Income(A) per diluted share $0.99 - $1.00 Free Cash Flow(B)(1) $170 MM - $190 MM (low end of range) Expected annual cash dividend (C$) per share payable on a quarterly basis $0.56 2012 Outlook At October 26, 2012 1. Outlook assumes no change in the current economic environment affecting recycled commodity pricing or waste volumes for the balance of 2012. 2. Assumes parity between the Canadian and U.S. (1) Includes internal infrastructure investments. (A) Please refer to the definition and explanation of (A) on slide 16. (B) Please refer to the definition and explanation of (B) on slide 18.

Impacts to Adjusted EBITDA(A) Guidance for FY 2012 July 25, 2012 – Adjusted EBITDA(A) Guidance At low end of range of $535 MM – $550 MM Commodities pricing change ~($13 MM) Transfer & Landfill/Special Waste volume in the U.S. Northeast ($4 MM – $5 MM) Other operational items, including contributions of acquisitions $1 MM – $2 MM One-time items in Q3 2012(1) ($1.4 MM) October 26, 2012 – Updated Adjusted EBITDA(A) Guidance $515 MM – $520 MM 14 Revenue guidance maintained Acquisitions offset lower commodities and transfer station/landfill revenues. Free Cash Flow (B) guidance maintained At low end of range to reflect for lower adjusted EBITDA(A). (1) One-time charges of $1.4 million related to a tax assessment and end of collection contract retention payments. (A) Please refer to the definition and explanation of (A) on slide 16. (B) Please refer to the definition and explanation of (B) on slide 18.

15 Tuck-In Acquisitions 2011 Q112 Q212 Q312 2012 YTD U.S. South 7 2 3 - 5 U.S. Northeast 3 - - 2 2 Canada 3 1 3 1 5 Total 13 3 6 3 12 Acquisitions Solid Waste services industry is still consolidating Well positioned to be disciplined buyers of both strategic “tuck-ins” and platforms that can deliver returns in excess of our targets

Non-GAAP Disclosure 16 Reference is made in this presentation to non-GAAP financial measures, including adjusted EBITDA and free cash flow. The measures themselves are not recognized under U.S. GAAP and Progressive Waste Solutions Ltd’s method of calculation may not be comparable to that of other companies. Non GAAP financial measures should be viewed in addition to, and not as an alternative for, other measures of performance prepared in accordance with GAAP. See "Non-GAAP financial measures" in the Prospectus. (A) Adjusted EBITDA - All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and payments made to senior executives on departure. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B). Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B). Continued on next slide.

Non-GAAP Disclosure – continued 17 Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income and adjusted net income are also presented below. Three months ended Nine months ended September 30 September 30 2012 2011 2012 2011 Operating income $ 63,047 $ 76,221 $ 179,088 $ 204,657 Transaction and related costs - SG&A 675 966 2,045 1,739 Fair value movements in stock options - SG&A 237 (5,643) (813) (4,123) Restricted share expense - SG&A (143) 1,028 1,215 1,381 Payments made to senior executive on departure- SG&A 3,010 - 3,010 - Restructuring expenses - 73 - 1,198 Adjusted operating income 66,826 72,645 184,545 204,852 Net gain on sale of capital assets (225) (1,092) (975) (2,871) Amortization 70,328 69,408 202,352 198,694 Adjusted EBITDA $ 136,929 $ 140,961 $ 385,922 $ 400,675 Net income $ 32,158 $ 40,347 $ 82,604 $ 100,052 Transaction and related costs - SG&A 675 966 2,045 1,739 Fair value movements in stock options - SG&A 237 (5,643) (813) (4,123) Restricted share expense - SG&A (143) 1,028 1,215 1,381 Payments made to senior executive on departure - SG&A 3,010 - 3,010 - Restructuring expenses - 73 - 1,198 Net gain on financial instruments (3,988) (1,528) (1,816) (3,883) Other expenses - 32 105 827 Net income tax expense or (recovery) 173 (170) (1,315) (183) Adjusted net income $ 32,122 $ 35,105 $ 85,035 $ 97,008

Non-GAAP Disclosure – continued

(B) Free Cash Flow or 'FCF' We have adopted a measure called "free cash flow" to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to "free cash flow" in this document have the meaning set out in this note.

	Three months ended September 30			Nine months ended September 30		
	2012 (*)	2011	Change	2012 (*)	2011	Change
Adjusted EBITDA(A)	$ **136,929**	$ 140,961	$ (4,032)	$ **385,922**	$ 400,675	$ (14,753)
Purchase of restricted shares	**(541)**	(4,226)	3,685	**(541)**	(4,226)	3,685
Capital and landfill asset purchases	**(74,233)**	(46,876)	(27,357)	**(173,997)**	(116,692)	(57,305)
Proceeds from the sale of capital assets	**540**	1,754	(1,214)	**2,107**	5,204	(3,097)
Landfill closure and post-closure expenditures	**(1,201)**	(1,102)	(99)	**(5,401)**	(3,162)	(2,239)
Landfill closure and post-closure cost accretion expense	**1,313**	1,271	42	**3,927**	3,816	111
Interest on long-term debt	**(14,696)**	(15,303)	607	**(42,934)**	(48,363)	5,429
Non-cash interest expense	**1,701**	1,640	61	**5,069**	4,355	714
Current income tax expense	**(14,219)**	(13,729)	(490)	**(38,312)**	(38,424)	112
Free cash flow(B)	$ **35,593**	$ 64,390	$ (28,797)	$ **135,840**	$ 203,183	$ (67,343)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $6,900 and $13,800, for the three and nine months ended September 30, 2012, respectively.

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Progressive Waste Solutions